EXHIBIT 99.1

BEZEQ GROUP REPORTS
FOURTH QUARTER & FULL YEAR 2011 FINANCIAL RESULTS

BEZEQ TODAY FILED A TENDER OFFER TO PURCHASE ALL WALLA SHARES HELD BY
THE PUBLIC, AT A PREMIUM OF APPROXIMATELY 50% ABOVE TODAY'S CLOSING PRICE
ON THE TASE

Shaul Elovitch, Bezeq Chairman: "Bezeq believes the structural changes in the communications market must continue with the cancellation of structural separation at Bezeq, which will lead to a more competitive market, and significant savings in consumers' communication expenses."

Tel Aviv, Israel – March 14, 2012 –Bezeq - The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), Israel’s leading telecommunications provider, today announced its financial results for the three months and year ended December 31, 2011. Details regarding the investor conference call and webcast to be held tomorrow, March 15, 2012, are included later in this press release.

Bezeq Group’s full year 2011 financial highlights (compared to full year 2010):

▪	Revenues: NIS 11.37 billion, a decrease of 5.1%.

▪	Operating profit: NIS 3.24 billion, a decrease of 13.4%.

▪	Net profit attributable to shareholders: NIS 2.07 billion, a decrease of 15.4%.

▪	Earnings per diluted share: NIS 0.76, a decrease of 15.6%.

▪	EBITDA: NIS 4.64 billion, a decrease of 10.0%.

▪	EBITDA margin: 40.8% of revenues, as compared to 43.0%.

▪	Free cash flow*: NIS 1.55 billion, a decrease of 29.8%.

▪	Net debt-to-EBITDA: 1.57, as compared to 1.04.

▪	Capex to sales: 17.0%, as compared to 13.7%.

Bezeq Group’s fourth quarter 2011 financial highlights (compared to fourth quarter 2010):

▪	Revenues: NIS 2.65 billion, a decrease of 13.3%.

▪	Operating profit: NIS 698 million, a decrease of 22.5%.

▪	Net profit attributable to shareholders: NIS 524 million, a decrease of 8.9%.

▪	Earnings per diluted share: NIS 0.19, a decrease of 9.5%.

▪	EBITDA: NIS 1.05 billion, a decrease of 17.0%.

▪	EBITDA margin: 39.7% of revenues, as compared to 41.5%.

▪	Free cash flow*: NIS 315 million, an increase of 1.3%.

▪	Capex to sales: 18.6%, as compared to 15.6%.

* Free cash flow is defined as cash flows from operating activities less net capex payments.

Dividend Announcement

In accordance with the Company's dividend policy, the Board of Directors recommended the distribution of 100% of profits for the second half of 2011 as a cash dividend to shareholders of NIS 1.074 billion. Together with the regular dividend, the Company will make the third payment of the special dividend of NIS 500 million. The total dividend to be distributed will be NIS 1.574 billion (approximately NIS 0.58 per share).  The regular dividend, which is subject to shareholder approval, would be payable together with the special dividend on May 21, 2012 to shareholders of record as of May 4, 2012.

Tender Offer for all Walla shares held by the public

BEZEQ today announced the filing of a tender offer to purchase all shares of Walla! Communication Ltd. held by the public, at a price of NIS 5.25 per share – for a total of approximately NIS 68 million (subject to adjustments for the potential exercise of Walla employees' stock options). The closing TASE price of Walla! at March 13, 2012 was NIS 3.49. The tender offer price reflects a premium of 50% above the TASE closing price.

Currently, BEZEQ holds approximately 71.55% of Walla's outstanding shares. If the tender offer is completed, Walla will become a wholly-owned subsidiary of BEZEQ and its shares will be delisted from the TASE. In the event the minimum acceptance rate is not reached, no shares will be acquired under the tender offer.

2012 Outlook

The Bezeq Group estimates that net profit, EBITDA, and revenues for 2012 will be similar to those of 2011. The Group expects free cash flow in 2012 to improve compared to 2011, mainly due to the improvement in working capital and the completion of the NGN project and submarine cable deployment.

Management Review

Shaul Elovitch, Bezeq Chairman, said after publication of the Group's financial statements: “2011 was characterized by intensifying competition in the communications market and by important regulatory changes. These developments have tested the strategy of the Bezeq Group, which focuses on the development and massive investment in communications infrastructure, amounting to a record of approximately NIS 2 billion in 2011, while it increased its technological and service advantage in all areas of the Group's operations. I am convinced that adoption of this market leadership strategy is the right way to face this challenging period and to emerge from it even stronger.

“In 2011, Bezeq's Fixed-line operation focused on deploying the NGN network, a huge improvement in surfing speeds and in services, and on preparation for the next stage in the network's development. At the same time, Pelephone moved forward with its HSPA network, the most advanced in Israel. Bezeq International completed deployment of the submarine cable that will open the bottleneck in the Internet connection to other countries, and yes continued developing high-tech products while widening the gap in television content.”

Summing up, Elovitch added: “Last year the communications market changed significantly, with restructuring into large communications groups that provide the consumer with communications services. I believe that the structural changes in the communications market must continue with the cancellation of structural separation at Bezeq, which will lead to a more competitive market and significant savings in the consumers' communications expenses.”

Alan Gelman, Chief Financial Officer and Deputy CEO of Bezeq, commented, “In 2011, we continued to invest in advanced infrastructures and technologies, driving new services, improving operating efficiencies and delivering higher value to our customers. This year, the range of our communications offerings created areas of growth that helped mitigate the impact of the reduction in other revenues. As we look ahead to 2012, we project the Group's full year revenue, EBITDA and net profit will be in line with the Group’s 2011 financial results and we expect improved free cash flow primarily due to an improvement in working capital and the completion of the NGN project and submarine cable deployment.”

“Bezeq’s Board of Directors has approved a dividend to shareholders totaling NIS 1.074 billion in accordance with our dividend policy of distributing 100% of the net profit attributable to shareholders on a semi-annual basis.  In addition, the Company will distribute a special dividend of NIS 500 million reflecting the third of six equal, semi-annual payments.  In 2011 we distributed in excess of NIS 3.15 billion in cash dividends to our shareholders while maintaining ample balance sheet flexibility and liquidity to fully meet the operating and infrastructure development needs of the group,” concluded Mr. Gelman.

Bezeq Group Results (Consolidated)

Revenues of the Bezeq Group in 2011 amounted to NIS 11.37 billion compared with NIS 11.99 billion in 2010, a decrease of 5.1%. Most of the decline in the Group's revenues is due to a sharp reduction in mobile termination fees, and was partially offset by increased sales of cellular handsets and by continuing growth in Internet and data services.

The Group's revenues in the fourth quarter of 2011 amounted to NIS 2.65 billion, a decrease of 13.3% compared with NIS 3.06 billion in the fourth quarter of 2010. The decrease stems from the reduction in interconnect fees mentioned above and from intensifying competition in the markets in which the Group operates.

The Group's operating profit, EBITDA and net profit for 2011 were adversely affected by a provision of NIS 369 million for employee retirement (of which NIS 85 million was recorded in the fourth quarter of 2011) and by a net expense of NIS 113 million related to an employee stock option plan granted to employees as part of the new agreement signed with the employee union at the end of 2010. In 2010, similar expense provisions amounting to NIS 36 million and NIS 12 million respectively, were recorded.

Operating profit in the Group amounted to NIS 3.24 billion in 2011 compared with NIS 3.74 billion in 2010, a decrease of 13.4%.

EBITDA in 2011 was NIS 4.64 billion (EBITDA margin of 40.8%), compared with NIS 5.15 billion in 2010 (EBITDA margin of 43.0%), a decline of 10.0%.

Net profit attributable to Bezeq shareholders amounted to NIS 2.07 billion in 2011, a decline of 15.4% compared with NIS 2.44 billion in 2010.

Cash flow from operating activities in 2011 amounted to NIS 3.19 billion, a decline of 13.8% compared with NIS 3.70 billion in 2010. The decrease stems mainly from increased payments to cellular handset suppliers and an increase in receivables as a result of the sharp growth in handset sales.

Gross capital expenditures (CAPEX) amounted to NIS 1.94 billion in 2011, an increase of 17.9% compared with NIS 1.65 billion in 2010. The increase was primarily driven by the investment in the NGN network and the laying of the submarine cable. The Group’s capex to consolidated revenues ratio in 2011 was 17.0%, compared with 13.7% in 2010.

As a result of lower cash flow from operating activities and the increase in capex, free cash flow amounted to NIS 1.55 billion in 2011, a decline of 29.8% compared with NIS 2.20 billion in 2010.

As of December 31, 2011, the total gross financial debt of the Group was NIS 9.58 billion, compared with NIS 5.72 billion as of December 31, 2010. The increase compared with the prior year stemmed from raising NIS 4.69 billion of new debt while repaying NIS 883 million of Group debts.

As of December 31, 2011, the net financial debt of the Group was NIS 7.28 billion compared with NIS 5.35 billion as of December 31, 2010. At the end of December 2011, the net debt to EBITDA ratio was 1.57, compared with 1.04 as of December 31, 2010.

Bezeq Group (consolidated)	Q4 2011	Q4 2010	Change	2011	2010	Change
	(NIS millions)
Revenues	2,650	3,058	(13.3)%	11,373	11,987	(5.1)%
Operating profit	698	901	(22.5)%	3,242	3,744	(13.4)%
EBITDA	1,053	1,269	(17.0)%	4,637	5,153	(10.0)%
EBITDA margin	39.7%	41.5%		40.8%	43.0%
Net profit attributable to Company shareholders	524	575	(8.9)%	2,066	2,443	(15.4)%
Diluted EPS (NIS)	0.19	0.21	(9.5)%	0.76	0.90	(15.6)%
Cash flow from operating activities	744	748	(0.5)%	3,186	3,696	(13.8)%
Capex payments, net 1	429	437	(1.8)%	1,637	1,489	9.9%
Free cash flow 2	315	311	1.3%	1,549	2,207	(29.8)%
Net debt/EBITDA (end of period) 3	1.57	1.04		1.57	1.04
Net debt/shareholders' equity (end of period)	2.75	1.00		2.75	1.00

1  Capex data reflects payments related to capex and are based on the cash flow statements.

2  Free cash flow is defined as cash flows from operating activities less net capex payments.

3  EBITDA in this calculation refers to the trailing twelve months.

Bezeq Fixed-Line Results

•	Bezeq Fixed-Line’s Next Generation Network (NGN) contributed to an 11.8% increase in revenues from Internet services

•	Average broadband speed per customer jumped 55.8% to 6.7 Mbps

•	Full year revenues from Internet services exceeded one billion shekels for the first time, and amounted to NIS 1.09 billion

•	Fixed-line capital expenditures in 2011 grew 12.8% to NIS 1.17 billion

Avi Gabbay, CEO of Bezeq: “2011 was a year of significant achievements, characterized by huge investments in our NGN network and by readiness trials for our transition to the giga speed generation on the Internet. The results reflect the rapid increase in average broadband speed per customer, on our NGN network. We identify a clear trend of increased usage of rich and complex content across the network, such as video programming.  Bezeq is well positioned for this change while continuing to provide our customers with whatever bandwidth they require."

Revenues from fixed-line operations for 2011 amounted to NIS 4.65 billion, a decrease of 11.7% compared with 2010. Revenues were impacted by the significant reduction in mobile termination rates to the cellular networks, without which Bezeq's revenues would have decreased by only 1%.

Operating profit, EBITDA and net profit in 2011 were adversely affected by a provision of NIS 369 million for employee retirement (of which NIS 85 million was recorded in the fourth quarter of 2011) and by a net expense of NIS 113 million in 2011 related to an employee stock option plan granted to employees as part of the new agreement signed with the employee union at the end of 2010.  In 2010, similar expense provisions amounting to NIS 36 million and NIS 12 million respectively, were recorded.

Revenues from Internet services exceeded one billion shekels for the first time in 2011, and amounted to NIS 1.09 billion, an increase of 11.8% over 2010. The growth stemmed mainly from Internet speed upgrades for the company's customers. Bezeq significantly reduced its prices for ultra high surfing speeds this year, which are provided via VDSL technology, and as a result have become significant growth engines.

Operating profit in 2011 amounted to NIS 1.66 billion, a decrease of 18.8% compared with 2010.

EBITDA for the year was NIS 2.35 billion, a decrease of 14.2%, with an EBITDA margin of 50.5% compared with 51.9% in 2010.

Net profit in 2011 amounted to NIS 1.07 billion, a decrease of 25.3% compared with the prior year.

Capital expenditures (CAPEX) were driven by the deployment of the NGN and amounted to NIS 1.17 billion in 2011, an increase of 12.8% over the prior year. As a result of this increase in capex, free cash flow decreased by 5.7% to NIS 1.17 billion compared with NIS 1.24 billion in 2010.

The number of access lines at year end 2011 was 2.37 million. Average monthly revenue per line fell to NIS 76 in 2011, compared with NIS 81 in 2010. The decrease was primarily due to the launch of lower priced plans.

The number of new Internet subscribers increased in 2011 by 45,000 subscribers, to reach 1.11 million. Average surfing speed at Bezeq rose in 2011 by 55.8% and reached 6.7 Mbps. Average monthly revenue per broadband Internet subscriber (ARPU) amounted to NIS 80 in 2011 compared to NIS 75 in 2010.  The growth in ARPU was primarily due to increased demand for NGN speeds.

Bezeq Fixed-Line	Q4 2011	Q4 2010	Change	2011	2010	Change
	(NIS millions)			(NIS millions)
Revenues	1,114	1,329	(16.2)%	4,648	5,263	(11.7)%
Operating profit	384	494	(22.3)%	1,658	2,043	(18.8)%
EBITDA	559	672	(16.8)%	2,346	2,733	(14.2%
EBITDA margin	50.2%	50.6%		50.5%	51.9%
Net profit 1	301	340	(11.5)%	1,065	1,426	(25.3)%
Cash flows from operating activities	435	540	(19.5)%	2,106	2,140	(1.6)%
Capex payments, net 2	219	259	(15.4)%	937	900	4.1%
Free cash flow 3	216	281	(23.2)%	1,169	1,240	(5.7)%
Number of active subscriber lines (end of period, in thousands) 4,7	2,367	2,366	0.0%	2,367	2,366	0.0%
Average monthly revenue per line (NIS) 5,7	70	83	(15.7)%	76	81	(6.2)%
Number of outgoing usage minutes (millions) 7	2,340	2,621	(10.7)%	9,757	10,699	(8.8)%
Number of incoming usage minutes (millions)	1,526	1,644	(7.2)%	6,240	6,547	(4.7)%
Churn rate (%) 6	2.6%	3.4%		11.0%	12.6%
Number of broadband internet subscribers (end of period, in thousands)	1,111	1,066	4.2%	1,111	1,066	4.2%
Average monthly revenue per broadband internet subscriber (NIS)	81	78	3.8%	80	75	6.7%
Average broadband speed per subscriber (end of period, Mbps)	6.7	4.3	55.8%	6.7	4.3	55.8%

1 Excluding share in profits/losses of equity-accounted investees.

2 Capex data reflects payments related to capex and are based on the cash flow statements.

3 Free cash flow is defined as cash flows from operating activities less net capex payments.

4 Inactive subscribers are those w hose lines have been physically disconnected (except for a subscriber in the first three months of collection proceedings).

5 Not including revenues from data communications and transmissions services, internet services, services to communications providers, and contract and other services. Based on average subscribers for the period.

6 Churn rate is calculated according to the number of telephone subscribers w ho have disconnected from the Company's services during the period, divided by the average number of telephone subscribers during the period.

7 The number of active subscriber lines, average monthly revenue per line, and the number of outgoing usage minutes were retroactively adjusted to exclude public coin operated payphones. In addition, the number of active subscriber lines and the average monthly revenue per line w ere retroactively adjusted to include IP Centrex lines.

Pelephone Results

•	Net profit in 2011 amounted to NIS 1.06 billion, an increase of 2.2%

•	Revenues from data, content and value added services grew 18.4% in 2011 and in the fourth quarter accounted for 39.5% of revenues from cellular services

Gil Sharon, CEO of Pelephone: "2011 is notable for the regulatory changes that materially impacted the industry. The result was a decline in revenues per subscriber throughout the industry. Despite the difficult year, we were able to maintain stability in operating profit, post a slight increase in net profit, and minimize the erosion in revenues compared with our competitors through our competitive differentiation achieved over the past two years, with emphasis on our high-speed network infrastructure.

“In addition, we instituted efficiency measures during the year, designed to cut costs and expenses while continuing to invest in service and infrastructure. In the fourth quarter we launched the 42Mb network with an investment of tens of millions of shekels, doubling speed for our customers. In 2012, we will continue to upgrade the core network so as to maintain our competitive edge as the fastest and most advanced cellular network in Israel.”

Sharon added, “In 2011 Pelephone won the Accountant General's tender, whereby Pelephone will provide services to 100,000 subscribers in government as well as the police, State employees and their families.  Furthermore, Pelephone signed MVNO agreements with Rami Levi, 015 and Free Telecom as well as a domestic roaming agreement with Mirs.”

Revenues in 2011 amounted to NIS 5.55 billion compared with NIS 5.73 billion in 2010, a decrease of 3.2%. Revenues in the fourth quarter were NIS 1.24 billion compared with NIS 1.47 billion in the fourth quarter of 2010, a decrease of 15.6%.

Revenues from services in 2011 decreased by 20.1% to NIS 3.64 billion, compared with NIS 4.55 billion in 2010. After adjusting for the reduction in mobile termination rates, revenues from services decreased by 2.8% compared with the prior year. Revenues from services in the fourth quarter decreased by 25.9% to NIS 849 million, compared with NIS 1.15 billion in the fourth quarter of 2010. After adjusting for the reduction in mobile termination rates, revenues from services were down 8.8% compared with the corresponding quarter in 2010. The decrease stemmed mainly from tariff erosion as a result of more intense competition as well as the transition to multi-minute and SMS packages.

Revenues from data, content and value added services (VAS) in 2011 increased by 18.4% to NIS 1.2 billion, representing 35.5% of Pelephone's revenues from cellular services. In the fourth quarter of 2011, revenues from content and VAS increased by 15.6% to NIS 311 million, representing 39.5% of Pelephone's revenues from cellular services.

Revenues from handsets in 2011 grew by 61.7% and amounted to NIS 1.91 billion, compared with NIS 1.18 billion in 2010. Revenues from handsets in the fourth quarter grew by 20.7% to NIS 390 million, compared with NIS 323 million in the corresponding quarter of 2010. The rise in these revenues stems from increased sales of handsets in general and from smartphones in particular.  Today, approximately 63% of all handsets sold by Pelephone are smartphones.

Operating profit amounted to NIS 1.36 billion in 2011, a decrease of 1.7% compared with 2010. Operating profit in the fourth quarter amounted to NIS 262 million, a decrease of 23.6% compared with the corresponding quarter a year ago.

EBITDA in 2011 amounted to NIS 1.92 billion (EBITDA margin of 34.6%), compared with NIS 1.98 billion in 2010. EBITDA in the fourth quarter of 2011 was NIS 401 million (EBITDA margin of 32.4%), compared with NIS 497 million in the corresponding quarter a year ago.

Net profit increased by 2.2% in 2011 and reached NIS 1.06 billion, compared with NIS 1.03 billion in 2010. Net profit in the fourth quarter decreased by 23.9% to NIS 204 million, compared with NIS 268 million in the corresponding quarter a year ago.

Cash flow from operating activities in 2011 amounted to NIS 800 million, a decrease of 34.4% compared with 2010. The decrease stems mainly from the effects of increased sales of handsets.  The rise in sales of handsets resulted in a corresponding significant increase in payments to suppliers, whereas Pelephone customers who purchase handsets usually pay in 36 installments.  In the fourth quarter, cash flow from operating activities amounted to NIS 223 million, an increase of 145.1% compared with the corresponding quarter a year ago, primarily as a result of extraordinary payments made in the fourth quarter of 2010.

Total subscribers at Pelephone on December 31, 2011 numbered 2.847 million, compared with 2.857 million at the beginning of the year. During the fourth quarter, 5,000 net new subscribers joined Pelephone. The increased transition of subscribers to prepaid accounts in the first months of the year, after the reduction of exit fees, led Pelephone to decide not to count as "active" subscribers those who made no calls during the fourth quarter. As a result, Pelephone deleted approximately 91,000 subscribers. After adjusting for the one-time deletion mentioned above, the total net additions during 2011 was 81,000 subscribers.

Average monthly revenue per user (ARPU) in 2011 was NIS 107, compared with NIS 111 in 2010 (adjusted for the reduced mobile termination rates). ARPU in the fourth quarter was NIS 100, compared with NIS 109 in the corresponding quarter (adjusted for the reduced mobile termination rates).

Average monthly minutes of use per customer (MOU) increased in 2011 by 26 minutes, reaching 375 minutes compared with 349 minutes in 2010. MOU in the fourth quarter increased by 20 minutes and reached 384 minutes, compared with 364 minutes in the corresponding quarter. The increase in MOU stems, was primarily driven by the transition to multi-minute and SMS packages, among other factors

Pelephone	Q4 2011	Q4 2010	Change	2011	2010	Change
	(NIS millions)			(NIS millions)
Total revenues	1,239	1,468	(15.6)%	5,548	5,732	(3.2)%
Service revenues	849	1,145	(25.9)%	3,637	4,550	(20.1)%
Equipment revenues	390	323	20.7%	1,911	1,182	61.7%
Operating profit	262	343	(23.6)%	1,360	1,383	(1.7)%
EBITDA	401	497	(19.3)%	1,921	1,984	(3.2)%
EBITDA margin	32.4%	33.9%		34.6%	34.6%
Net profit	204	268	(23.9)%	1,056	1,033	2.2%
Cash flows from operating activities	223	91	145.1%	800	1,219	(34.4)%
Capex payments, net 1	92	92	0.0%	382	397	(3.8)%
Free cash flow 2	131	(1)		418	822	(49.1)%
Total subscribers (end of period, in thousands) 3, 8	2,847	2,857	(0.4)%	2,847	2,857	(0.4)%
Average revenue per user (ARPU, NIS) 4, 8	100	109	(8.3)%	107	111	(3.6)%
Average monthly minutes of use per subscriber (MOU) 5, 8	384	364	5.5%	375	349	7.4%
VAS revenues as % of total cellular service revenues 6	39.5%	25.0%		35.5%	23.8%
Churn rate (%) 7, 8	5.3%	3.9%		22.9%	15.3%

1  Capex data reflects payments related to capex and are based on the cash flow statements.

2  Free cash flow is defined as cash flows from operating activities less net capex payments.

3 Subscriber data excludes inactive subscribers connected to Pelephone's services for six months or more. An inactive subscriber is one w ho in the past six months has not received or made at least one call or w ho has not paid for Pelephone's services.

4  Average monthly revenue per subscriber is calculated by dividing total revenue from cellular services, repair services and warranty in the period by average active subscribers in the same period. The data w as calculated based on mobile termination rates in effect during each period. In light of the decrease in mobile termination rates as of 1.1.11, 2010 ARPU data is presented based on reduced mobile termination rates in order to compare to 2011.

5 Average monthly use per subscriber (in minutes) is calculated according to a monthly average of total outgoing and incoming minutes in the period, divided by the average total number of active subscribers in the same period.

6 Based on mobile termination rates in effect during each period.

7 Churn rate is calculated according to the proportion of subscribers w ho have disconnected from the Company's services and subscribers w ho have become inactive during the period, divided by the total number of average active subscribers during the period. After eliminating deleted subscribers (see 8 below ), the churn rate in 2011 w as 19.4%.

8 Due to the increased transition of subscribers to prepaid plans in the first months of the year, after reduction of the exit fees, Pelephone decided not to count as “active” subscribers those w ho made no calls during the fourth quarter. As a result, Pelephone deleted approximately 91,000 subscribers. They w ere deleted retroactively from each quarter in which they w ere transferred to the prepaid plans. Consequently, the subscriber data, ARPU, MOU and churn rate w ere retroactively adjusted in each quarter of 2011

Bezeq International Results

•	Revenues amounted to NIS 1.4 billion in 2011

•	Bezeq International completed the deployment of the submarine cable and the launch of its new Internet network – "Power NGN"

Itzik Benbenisti, CEO of Bezeq International: "2011 was a year of significant achievements for Bezeq International. We connected Israel to the world with one of the most advanced optical submarine cables leveraging the leading edge network capabilities to provide our customers the best possible Internet performance available.  In addition, we strengthened our ICT operations, building server farms in response to our customers' needs for cloud computing and IT solutions for business. Our enhanced level of service and diversity of offerings positions Bezeq International far above its competitors. I have no doubt that these achievements put us in an excellent opening position for 2012.”

Revenues in 2011 amounted to NIS 1.4 billion, a decrease of 1.9% compared with last year, primarily due to the ongoing decline in revenues from outgoing international calls and from lower hubbing activities. The decrease was partially offset by growth in sales of Internet services alongside ongoing growth in ICT solutions. Revenues in the fourth quarter decreased by 2.5% compared with 2010, and amounted to NIS 341 million.

Operating profit, EBITDA and net profit in 2011 compared with 2010 were affected mainly by a one-time profit of NIS 62 million recorded in 2010 for the consolidation and subsequent sale of Walla to Bezeq.

Operating profit in 2011 amounted to NIS 241 million, a decrease of 24.6% compared with 2010, primarily due to the one-time profit recorded in 2010. Operating profit in the fourth quarter of 2011 decreased by 9.9% compared with the fourth quarter of 2010, and amounted to NIS 59 million.

EBITDA in 2011 amounted to NIS 350 million (EBITDA margin of 25.9%), a decrease of 15.5%, primarily due to the one-time profit recorded in 2010. EBITDA in the fourth quarter of 2011 decreased by 1.3% and amounted to NIS 89 (EBITDA margin of 26.0%), compared with the fourth quarter last year (EBITDA margin of 25.7%).

Net profit in 2011 amounted to NIS 182 million, a decline of 28.3% compared with 2010, primarily due to the one-time profit recorded in 2010. Net profit in the fourth quarter of 2011 totaled NIS 44 million, a decline of 4.1% compared with the corresponding period in 2010.

Cash flow from operating activities in 2011 amounted to NIS 243 million, a decrease of 16.1% compared with 2010. The decline in operating cash flow stemmed mainly from an increase in working capital during the year. Free cash flow in the year was negative at NIS 44 million, mainly due to Bezeq International's investments in the submarine cable deployment.

Bezeq International	Q4 2011	Q4 2010	Change	2011	2010	Change
	(NIS millions)			(NIS millions)
Revenues	341	350	(2.5)%	1,354	1,380	(1.9)%
Operating profit	59	65	(9.9)%	241	320	(24.6)%
EBITDA	89	90	(1.3)%	350	414	(15.5)%
EBITDA margin	26.0%	25.7%		25.9%	30.0%
Net profit	44	46	(4.1)%	182	254	(28.3)%
Cash flows from operating activities	76	90	(15.7)%	243	290	(16.1)%
Capex payments, net 1	103	80	28.7%	288	180	60.1%
Free cash flow 2	(27)	10		(44)	110

1 Capex data reflects payments related to capex and are based on the cash flow statements.

2 Free cash flow is defined as cash flows from operating activities less net capex payments.

yes Results

•	Yes revenues in 2011 increased by 2.3% to NIS 1.62 billion

•	Subscriber numbers rose by 1.5% in 2011

Ron Eilon, CEO of yes: ”2011 was a turning point, with the multi-channel television market undergoing many significant changes. I am pleased to say that we are starting 2012 with financial results that prove the robustness of yes and its ability to face the challenges that the new year brings.”

Revenues in 2011 increased by 2.3% and amounted to NIS 1.62 billion, compared with NIS 1.58 billion in 2010. The increase stemmed mainly from an increase in sales of advanced services such as VOD and yesMaxTotal, as well as an increase in the total number of subscribers.

Operating profit, EBITDA and net profit for 2011 and for the fourth quarter of the year were affected by a reduction in the provision recorded for AKUM, a non-profit organization which administers proprietary music rights, in respect of royalties of prior years.  Comparative numbers were affected by the provision recorded in the second quarter of 2010.

Operating profit in 2011 increased to NIS 295 million up 65.4% compared with 2010.  Most of the improvement was due to changes in the provision for AKUM. Operating profit in the fourth quarter increased by 158.2% to NIS 105 million compared with the corresponding quarter in 2010, due to a reduction in the provision for AKUM, among other factors.

EBITDA in 2011 rose by 23.4% compared with 2010 and amounted to NIS 571 million compared with NIS 463 million in 2010.  Most of the improvement was due to changes in the provision for AKUM. EBITDA in the fourth quarter of the year amounted to NIS 167 million (EBITDA margin of 41.4%), an increase of 33.3% compared with the fourth quarter of 2010 (EBITDA margin of 31.4%), due to a reduction in the provision for AKUM, among other factors.

Net loss in 2011 decreased by 26.8% to NIS 230 million compared with NIS 314 million in 2010.  Most of the improvement was due to changes in the provision for AKUM.  Net profit in the fourth quarter of the year was NIS 8 million, compared with a loss of NIS 84 million in the fourth quarter of 2010, due to a reduction in the provision for AKUM, among other factors.

Profit before finance expenses to shareholders and taxes for 2011 amounted to NIS 149 million, compared with a profit of NIS 6 million in 2010.  Most of the improvement was, due to changes in the provision for AKUM.

Cash flow from operating activities in 2011 increased by 4.4% to NIS 513 million, compared with NIS 492 million in 2010, while free cash flow increased by 15.9% to NIS 249 million.

yes's subscriber base in 2011 increased by 1.5% and reached 586,000 at December 31, 2011, representing an additional 8,700 net new subscribers.

ARPU for 2011 increased by 0.9% compared with 2010 and amounted to NIS 232. ARPU decreased by 0.9% in the fourth quarter of the year compared with the fourth quarter of 2010, and amounted to NIS 229.

yes	Q4 2011	Q4 2010	Change	2011	2010	Change
	(NIS millions)			(NIS millions)
Revenues	404	400	0.9%	1,619	1,583	2.3%
Operating profit	105	41	158.2%	295	178	65.4%
EBITDA	167	126	33.3%	571	463	23.4%
EBITDA margin	41.4%	31.4%		35.3%	29.3%
Net profit (loss)	8	(84)		(230)	(314)	(26.8)%
Cash flows from operating activities	119	132	(9.7)%	513	492	4.4%
Capex payments, net 1	62	89	(30.8)%	264	277	(4.5)%
Free cash flow 2	57	42	35.0%	249	215	15.9%
Number of subscribers (end of period, in thousands) 3	586	578	1.5%	586	578	1.5%
Average revenue per user (ARPU, NIS) 4	229	231	(0.9)%	232	230	0.9%

1 Capex data reflects payments related to capex and are based on the cash flow statements.

2 Free cash flow is defined as cash flows from operating activities less net capex payments.

3 Subscriber – one household or small business customer. For a business customer with numerous intake points or decoders (such as a hotel, kibbutz or gym), the number of subscribers is calculated by dividing the total payment received from the business customer by the average revenue from a small business customer.

4 ARPU includes total yes revenues (content and equipment, premium channels, technical services, advanced services, one-time sales of content, revenue from channels, internet and others) divided by average subscribers for the period.

Conference Call & Web Cast Information

Bezeq will conduct a conference call hosted by Mr. Shaul Elovitch, Bezeq Chairman and Mr. Alan Gelman, Bezeq Chief Financial Officer and Deputy CEO, on Thursday, March 15, 2012, at 4:00 PM Israel Time / 10:00 AM Eastern Time. Participants are invited to join the live conference call by dialing:

International Phone Number: + 972-3-918-0609
Israel Phone Number: 03-918-0609

A live webcast of the conference call will be available on the investor relations section of the Bezeq corporate website at www.bezeq.co.il. Please visit the website at least 15 minutes early to register for the webcast and download any necessary audio software.

A webcast replay will be made available on the investor relations section of the Bezeq corporate website. An automated telephone replay will also be available approximately three hours after the completion of the live call through Wednesday, March 21, 2012. Participants are invited to listen to the conference call replay by dialing:

International Phone Number: + 972-3-925-5900
Israel Phone Number: 03-925-5900

About Bezeq The Israel Telecommunication Corp.

Bezeq is Israel's leading telecommunications service provider. Established in 1984, the Company has led Israel into the new era of communications, based on the most advanced technologies and services. Bezeq and its subsidiaries offer the full range of communications services including domestic, international and cellular phone services; broadband Internet, and other data communications; satellite-based multi-channel TV; and corporate networks.

For more information about Bezeq please visit the corporate website at www.bezeq.co.il.

This press release contains general data and information as well as forward looking statements about Bezeq. Such statements include expressions of management's expectations about new and existing programs, opportunities, technology and market conditions. Although Bezeq believes its expectations are based on reasonable assumptions, these statements are subject to numerous risks and uncertainties. These statements should not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved.  These forward-looking statements are made only as of the date hereof and the Company assumes no obligation to update any forward-looking statement In addition, the realization and/or otherwise of the forward-looking information will be affected by factors that cannot be assessed in advance, and which are not within the control of the Corporation, including the risk factors that are characteristic of its operations, and developments in the general environment, and external factors and the regulation that affects the Corporation’s operations.

This press release contains partial information from the public reports of Bezeq under the Israeli Securities Law 5728-1968 (the "Securities Law"), which reports can be accessed at the Israeli Securities Authority's website, www.magna.isa.gov.il. A review of this presentation is not a substitute for a review of the detailed reports of Bezeq under the Securities Law and is not meant to replace or qualify them; rather, the presentation is prepared merely for the convenience of the reader, with the understanding that the detailed reports are being reviewed simultaneously.  No representation is made as to the accuracy or completeness of the information contained herein.

This press release does not constitute an offer or invitation to purchase or subscribe for any securities, and neither this presentation nor anything contained herein shall form the basis of or be relied upon in connection with any contract or commitment whatsoever.

Investor Relations Contact:	Media Relations Contact:
Mr. Naftali Sternlicht	Mr. Guy Hadass
Bezeq	Bezeq
Phone: +972-2-539-5441	Phone: +972-3-626-2600
Email: ir@bezeq.co.il	Email: pr@bezeq.co.il

"Bezeq" The Israel Telecommunication Corp., Limited
Condensed Consolidated Income Statements

	2011	2010	2009
	NIS million	NIS million	NIS million
Continuing operations
Revenues	11,373	11,987	11,519

Costs and expenses
Depreciation and amortization	1,395	1,409	1,485
Salaries	2,103	2,024	1,990
General and operating expenses	4,494	5,026	4,871
Other operating expenses (income), net	139	(216)	201
	8,131	8,243	8,547

Operating profit	3,242	3,744	2,972
Financing expenses (income)
Financing expenses	599	391	398
Financing income	(389)	(282)	(429)
Financing expenses (income), net	210	109	(31)

Profit after financing expenses, net	3,032	3,635	3,003
Share of losses of equity- accounted investees	216	261	34
Profit before income tax	2,816	3,374	2,969
Income tax	755	932	807
Profit for the year from continuing operations	2,061	2,442	2,162
Discontinued operations
Profit for the year from discontinued operations	-	-	1,379
Profit for the year	2,061	2,442	3,541

Attributable to:
Owners of the Company
Profit for the year from continuing operations	2,066	2,443	2,157
Profit for the year from discontinued operations	-	-	1,446
	2,066	2,443	3,603

"Bezeq" The Israel Telecommunication Corp., Limited
Condensed Consolidated Income Statements (Continued)

	2011	2010	2009
	NIS million	NIS million	NIS million
Non-controlling interests
Profit (loss) from continuing operations	(5)	(1)	5
Loss for the year from discontinued operations	-	-	(67)
	(5)	(1)	(62)

Profit for the year	2,061	2,442	3,541

Earnings per share
Basic earnings per share
Earnings from continuing operations	0.76	0.91	0.82
Earnings from discontinued operations	-	-	0.55
	0.76	0.91	1.37
Diluted earnings per share
Earnings from continuing operations	0.76	0.90	0.80
Earnings from discontinued operations	-	-	0.54
	0.76	0.90	1.34

"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Balance Sheets

	2011	2010
	NIS million	NIS million
Assets
Cash and cash equivalents	1,352	365
Investments, including derivatives	946	7
Trade receivables	3,059	2,701
Other receivables	286	227	*
Inventory	204	178
Assets held for sale	23	29
Total current assets	5,870	3,507

Investments, including derivatives	119	129
Trade and other receivables	1,499	1,114
Property, plant and equipment	6,022	5,610
Intangible assets	2,257	2,248
Deferred and other expenses	282	292
Investments in equity-accounted investees (mainly loans)	1,059	1,084
Deferred tax assets	223	254
Total non-current assets	11,461	10,731

Total assets	17,331	14,238

* Reclassified

Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Balance Sheets (Continued)

	2011	2010
	NIS million	NIS million
Liabilities
Debentures, loans and borrowings	765	949
Trade payables	890	1,061
Other payables, including derivatives	792	770
Current tax liabilities	397	267
Deferred income	56	33
Provisions	186	251
Employee benefits	389	269
Dividend payable	971	-
Total current liabilities	4,446	3,600

Debentures	4,663	1,967
Bank loans	4,150	2,801
Employee benefits	229	305
Other liabilities	93	43
Provisions	69	69
Deferred tax liabilities	69	83
Dividend payable	924	-
Total non-current liabilities	10,197	5,268

Total liabilities	14,643	8,868

Equity
Total equity attributable to equity holders of the Company	2,650	5,327
Non-controlling interests	38	43
Total equity	2,688	5,370

Total liabilities and equity	17,331	14,238

"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Statements of Cash Flows

	2011	2010	2009
	NIS million	NIS million	NIS million
Cash flows from operating activities
Profit for the year	2,061	2,442	3,541
Adjustments:
Depreciation	1,080	1,114	1,343
Amortization of intangible assets	287	269	266
Amortization of deferred and other expenses	28	26	22
Profit from deconsolidation of a subsidiary	-	-	(1,538)
Profit from gaining control in an investee	-	(57)	-
Share in the losses of equity-accounted investees	216	261	34
Financing expenses, net	293	113	362
Capital gain, net	(181)	(171)	(64)
Share-based payments	167	35	49
Income tax expenses	755	932	807
Expenses (income) for derivatives, net	(19)	10 *	11

Change in inventory	(33)	84	(114)
Change in trade and other receivables	(756)	(300)	(546)
Change in trade and other payables	(131)	(21)	247
Change in provisions	(64)	(136)	36
Change in broadcasting rights	-	-	(49)
Change in employee benefits	82	(215)	115
Change in deferred and other income	50	-	(41)
Net income tax paid	(649)	(690)	(565)
Net cash from operating activities	3,186	3,696	3,916

*Reclassified

"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Statements of Cash Flows (Continued)

	2011	2010	2009
	NIS million	NIS million	NIS million
Cash flow used in investing activities
Investment in intangible assets and deferred expenses	(355)	(343)	(349)
Refund from the Ministry of Communications for frequencies	36	-	-
Proceeds from the sale of property, plant and equipment	230	133 *	90
Acquisition of financial assets held for trading	(2,859)	(113)*	(140)*
Proceeds from the sale of financial assets held for trading:	1,967	251 *	6 *
Purchase of property, plant and equipment	(1,548)	(1,279)	(1,363)
Proceeds from disposal of investments and long-term loans	11	11	93
Acquisition of investments and long-term loans	(5)	(6)	(4)
Payment for derivatives	(5)	(2)*	-
Business combinations less cash acquired	-	(145)	-
Dividends received	3	-	6
Interest received	34	9	29
Net cash used in investing activities	(2,491)	(1,484)	(1,632)

*Reclassified

"Bezeq" The Israel Telecommunication Corp., Limited
Consolidated Statements of Cash Flows (Continued)

	2011	2010	2009
	NIS million	NIS million	NIS million
Cash flows used in financing activities
Issue of debentures	3,092	-	-
Bank loans received	2,200	2,670	400
Repayment of debentures	(835)	(697)	(682)
Repayment of loans	(648)	(448)	(109)
Net short-term borrowing	(5)	(6)	48
Dividends paid	(3,155)	(3,733)	(1,941)
Interest paid	(377)	(237)	(354)
Net proceeds (payment) for derivatives	(1)	10	43
Net dividends paid to non-controlling interests, less transfers	-	2	(24)
Increase in the rate of holding in a subsidiary	-	(14)	-
Proceeds from exercise of options	21	26	129
Net cash from (used in) financing activities	292	(2,427)	(2,490)

Increase (decrease) in cash and cash equivalents	987	(215)	(206)
Cash and cash equivalents at January 1	365	580	786
Cash and cash equivalents at the end of the year	1,352	365	580